INVESTOR PROXY AGREEMENT

THIS INVESTOR PROXY AGREEMENT (this "*Agreement*"), dated as of the Effective Date (as defined below), is entered into by and among NextSeed Services LLC, a Delaware limited liability company ("*NextSeed*"), and the Purchasers (as defined below). NextSeed and the Purchasers are sometimes referred to in this Agreement individually as a "*Party*" and collectively as the "*Parties*."

RECITALS

A. The Purchasers own Class B Membership Interests (the "*Securities*") in Lonesome Producer, LLC, a New Mexico limited liability company (the "*Company*").

B. Each Purchaser desires to appoint NextSeed to exercise the voting rights associated with the Securities held by such Purchaser, and NextSeed is willing to accept such appointment, in each case, on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, the Parties agree as follows:

1. Definitions; Interpretation.

1.1 Defined Terms. Capitalized terms used in this Agreement have the meanings given such terms on Exhibit A.

1.2 Interpretation. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires: (a) the terms defined on Exhibit A include the plural as well as the singular; (b) whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine, and neuter; (c) the words "herein," "hereof," "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision; (d) the terms "include," "includes," and "including" are not limiting; (e) the term "or" means "and/or"; and (h) unless the context clearly indicates otherwise, all references to a Section refer to sections of this Agreement, and all references to Exhibits are to Exhibits attached to this Agreement, each of which is made a part of this Agreement for all purposes.

2. Appointment of NextSeed. Each Purchaser irrevocably constitutes and appoints NextSeed, and NextSeed accepts such appointment, as such Purchaser's true and lawful attorney in fact, in such Purchaser's name, place, and stead, to take all actions described in Section 3 (subject to the limitations set forth in Section 4). Each Purchaser, on such Purchaser's own behalf and on behalf of such Purchaser's successors and assigns, agrees that the grant of the power of attorney to NextSeed pursuant to this Section 3 is coupled with an interest, is irrevocable, and survives such Purchaser's death, termination, or legal incompetency (as applicable), or the assignment of such Purchaser's Securities.

3. General Powers. NextSeed has full, exclusive, and complete discretion, power, and authority to take the following actions with respect to the Securities:

3.1   Voting the Securities at any annual or special meeting of the Company's members, or executing any written consent of the Company's members if the Company's members are requested to vote their units through the execution of an action by written consent in lieu of any such annual or special meeting of the Company's members;

3.2   Exercising or waiving any right, power, or authority with respect to the Securities and to sign, in each Purchaser's name and on each Purchaser's behalf, any agreement, document, or instrument, and any affidavit or approval with respect to the Securities or any rights related thereto, in each case as NextSeed deems it necessary or desirable to do so;

3.3   If the Securities are in the form of convertible notes, "SAFEs", or any similar convertible security, exercising any option to convert them into other equity securities of the Company in accordance with the terms of such convertible security;

3.4   If the Securities are in the form of preferred equity securities, exercising any option to convert them into common equity securities of the Company in accordance with the terms of such preferred equity security; and

3.5   To receive, in each Purchaser's name and on each Purchaser's behalf, all notices with respect to any of the foregoing actions or any matters related thereto.

4.   Actions Requiring Purchaser Approval.

4.1   Actions Requiring Simple Majority Purchaser Approval. Notwithstanding anything in this Agreement to the contrary, NextSeed may not take any of the following actions with respect to the Securities without the affirmative vote, approval, or consent of Purchasers holding a Majority Interest:

(a)   Approving a Company Liquidation Event;

(b)   Forgiving or cancelling any debts or claims of the Purchasers with respect to the Company or the Securities; or

(c)   Waiving, modifying, or amending, in any material respect, any rights related to the Securities or any agreement between the Purchasers and the Company related thereto.

4.2   Voting Procedures for Actions Requiring Purchaser Approval. Notwithstanding anything in this Agreement to the contrary, upon receipt of notice of any action requiring Purchaser approval under Section 4.1, each Purchaser will have seven calendar days (the "***Notice Period***") within which to either approve or deny such action. In the event a Purchaser does not approve or deny the action requiring approval within the Notice Period, (a) such Purchaser shall be deemed to have relinquished such approval right and (b) NextSeed shall thereafter have full, exclusive, and complete discretion, power, and authority, in such Purchaser's name and on such Purchaser's behalf, to either approve or deny the given action with respect to the Securities held by such Purchaser.

5.   Investment Opportunities; Other Activities.

5.1   General. This Agreement does not: (a) require any NextSeed Company to offer the Purchasers any investment opportunity; (b) otherwise limit or restrict any NextSeed Company from buying, selling, investing in, or otherwise dealing with any other investments; or (c) otherwise limit or restrict any NextSeed Company from engaging in business with, having investment responsibilities for, rendering investment banking, commercial banking or investment or other advisory services to, performing other services for, or collecting fees from, any Person.

5.2   Activities of NextSeed. NextSeed agrees to devote adequate business time and efforts to its activities under this Agreement, but nothing in this Agreement shall be deemed to require NextSeed to devote any specific amount of business time and efforts to its activities under this Agreement.

6.   Compensation and Expenses. Except as otherwise approved by Purchasers holding a Majority Interest, NextSeed will not be entitled to any compensation for its activities under this Agreement.

7.   Resignation; Removal; and Successor Voting Proxy.

7.1   Resignation. NextSeed may resign from its activities and powers under this Agreement at any time by giving written notice to the Purchasers. The resignation of NextSeed will be deemed effective 30 days immediately following NextSeed' delivery of notice thereof, or at such later time as may be specified by NextSeed in such notice. Unless otherwise expressly stated in such notice, the Purchasers' acceptance of such resignation is not necessary to make it effective.

7.2   Removal. NextSeed may be removed from its activities and powers under this Agreement at any time, with or without cause, by Purchasers holding a Removal Majority Interest.

7.3   Successor Appointee. Upon the resignation or removal of NextSeed, a new appointee shall be appointed by Purchasers holding a Majority Interest. In order to succeed as appointee, the Person elected as appointee must execute this Agreement or a joinder hereto.

8.   Liability and Indemnification.

8.1   Limited Liability of NextSeed. Neither NextSeed nor any of its Affiliates is liable to any Purchaser for any action taken or omitted to be taken by such Purchaser or by any other Purchaser or other Person with respect to the Securities, including any negligent act or failure to act, except in the case of a liability resulting from NextSeed's own fraud, gross negligence, willful malfeasance, intentional and material breach of this Agreement, or conduct that is the subject of a criminal proceeding (where NextSeed had reasonable cause to believe that such conduct was unlawful). NextSeed may consult with legal counsel and accountants with respect to the Company's affairs (including interpretations of this Agreement) and is fully protected and justified in any action or inaction that is taken or omitted in good faith in reliance upon and in accordance with the opinion or advice of such counsel or accountants. In determining whether NextSeed acted with the requisite degree of care, NextSeed is entitled to rely on written or oral reports, opinions, certificates, and other statements of the directors, officers, employees, consultants, attorneys, accountants, and professional advisors of NextSeed selected and monitored by NextSeed with reasonable care; provided, however, that NextSeed may not rely upon such statements if NextSeed believed that such statements were materially false.

8.2   Indemnification.

(a)   To the fullest extent permitted by law, the Purchasers shall indemnify, protect, and defend NextSeed against all claims, demands, liabilities, costs, expenses, damages, losses, suits, proceedings, and actions, whether judicial, administrative, investigative, or otherwise, of whatever nature, known or unknown, liquidated or unliquidated (collectively, "*Claims*"), including amounts paid in satisfaction of judgments, in settlement or compromise, or as fines or penalties, and reasonable legal fees or other expenses actually incurred in investigating, preparing, or defending against any such Claims, whether civil or criminal (collectively, "*Liabilities*"), to which NextSeed may become subject by reason of any act or omission or alleged act or omission (even if negligent) performed or omitted to be performed in connection with the activities under this Agreement.

(b)   Each Purchaser must promptly reimburse (or advance to the extent reasonably requested) NextSeed for such Purchaser's Pro Rata Share of any Liabilities that NextSeed may be indemnified pursuant to this Section 8.2; provided, that NextSeed shall execute a written undertaking to repay the Purchasers for such reimbursed or advanced expenses if it is judicially determined, in a final and non-appealable judgment, that NextSeed is not entitled to such indemnification pursuant to this Section 8.2.

(c)   The Parties' respective rights and obligations under this Section 8.2 shall continue in force and effect regardless of whether NextSeed has resigned or been removed from its appointment pursuant to Section 7. No amendment to this Agreement may reduce or restrict the extent to which these indemnification provisions apply to actions taken or omissions made prior to the date of such amendment.

(d)   Each Purchaser acknowledges that the success of the Company will be based substantially on the active participation of the Purchasers. It is the expectation of the Parties that each Purchaser will, without further consideration, offer opinions, suggestions, and other information (collectively, "*Advice*") to NextSeed and the other Purchasers. Accordingly, each Purchaser's willingness to offer Advice is made in reliance on the agreement of the Purchasers that they will not rely on such Advice, and that the Purchaser offering such Advice will not be held liable for such Advice, regardless of whether such Purchaser is a professional or otherwise considered knowledgeable in a particular area or field. EXCEPT IN THE CASE OF ACTUAL FRAUD ON THE PART OF A PURCHASER, EACH PURCHASER, ON SUCH PURCHASER'S OWN BEHALF AND ON BEHALF OF SUCH PURCHASER'S SUCCESSORS, ASSIGNS, HEIRS, BENEFICIARIES, AND REPRESENTATIVES, HEREBY RELEASES AND FOREVER DISCHARGES EACH OTHER PURCHASER FROM ANY AND ALL LIABILITY WITH RESPECT TO SUCH OTHER PURCHASER'S ADVICE THAT SUCH PURCHASER HAS NOW RECEIVED OR MAY IN THE FUTURE RECEIVE, AND WAIVES TO THE FULLEST EXTENT OF THE LAW ANY RIGHT TO HOLD SUCH OTHER PURCHASER LIABLE FOR ADVICE.

9.   Securities Transfers.   Each Purchaser agrees to Transfer such Purchaser's Securities only if the transferee has executed a counterpart signature page to this Agreement evidencing such transferee's agreement to (a) assume all of the duties and obligations of the transferor Purchaser under this Agreement and (b) be bound by and subject to all of the terms and conditions of this Agreement, in each case with respect to the Transferred Securities.

10.   Amendments and Waivers.

10.1   Generally. Except as otherwise provided in Section 10.2, this Agreement (or any Section hereof) may be modified, amended, or waived only with the written consent of NextSeed and Purchasers holding a Majority Interest. Any amendment or waiver so effected is binding upon each Party regardless of whether such Party entered into or approved such modification, amendment, or waiver. Notwithstanding the foregoing, this Agreement may not be amended and the observance of any term hereunder may not be waived with respect to any Purchaser without the written consent of such Purchaser unless such amendment or waiver applies to all Purchasers in the same manner. NextSeed must give prompt written notice of any amendment or waiver hereunder to any Purchaser that did not consent in writing to such amendment or waiver. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition, or provision.

10.2   By Appointee. Without limiting the power of the Parties to amend this Agreement pursuant to Section 10.1, this Agreement may be amended by NextSeed (or any subsequent appointee) to effect changes of a ministerial nature that do not materially and adversely affect the rights, duties, or obligations of the Purchasers, including accepting additional Purchasers to reflect the issuance or Transfer of Securities.

11.   Term and Termination. This Agreement is effective as of the Effective Date and shall continue in full force and effect until the earlier of (a) the approval of a Company Liquidation Event pursuant to Section 4.1(a), (b) the vote or written consent of Purchasers holding a Removal Majority Interest approving the termination of this Agreement, of (c) the failure of the Purchasers to elect a successor appointee pursuant to Section 7.3 within 30 days of such resignation or removal.

12.   Governing Law; Dispute Resolution.

12.1   This Agreement shall be governed by the internal law of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

12.2   Except as otherwise provided in this Agreement, any unresolved controversy or claim arising out of or relating to this Agreement, shall be submitted to arbitration by one arbitrator mutually agreed upon by the parties to such dispute, and if no agreement can be reached within 30 days after names of potential arbitrators have been proposed by the American Arbitration Association (the "*AAA*"), then by one arbitrator having reasonable experience in corporate finance transactions of the type provided for in this Agreement and who is chosen by the AAA. The arbitration shall take place in Houston, Texas, in accordance with the AAA rules then in effect, and judgment upon any award rendered in such arbitration will be binding and may be entered in any court having jurisdiction thereof. There shall be limited discovery prior to the arbitration hearing as follows: (a) exchange of witness lists and copies of documentary evidence and documents relating to or arising out of the issues to be arbitrated, (b) depositions of all party witnesses, and (c) such other depositions as may be allowed by the arbitrators upon a showing of good cause. Depositions shall be conducted in accordance with the Code of Civil Procedure of the State of Texas, the arbitrator shall be required to provide in writing to the parties the basis for the award or order of such arbitrator, and a court reporter shall record all hearings, with such record constituting the official transcript of such proceedings. Each party to such dispute will bear its own costs in respect of any disputes arising under this Agreement. Each of the Parties consents to personal jurisdiction for any equitable action sought in the state or federal courts located in Houston, Texas having subject matter jurisdiction.

12.3   NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No Party may join, consolidate, or otherwise bring claims for or on behalf of two or more Persons in the same arbitration unless such Persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (a) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (b) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

12.4   EACH PARTY HEREBY WAIVES ITS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT OR THE SUBJECT MATTER HEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE ALL-ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT AND THAT RELATE TO THE SUBJECT MATTER OF THIS TRANSACTION, INCLUDING CONTRACT CLAIMS, TORT CLAIMS (INCLUDING NEGLIGENCE), BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS. EACH PARTY HEREBY FURTHER REPRESENTS AND WARRANTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL

COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

13. <u>Miscellaneous</u>.

13.1 <u>Notices</u>. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt, or (a) personal delivery to the Party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective Parties at their address as set forth on such Party's signature page to this Agreement, or to such e-mail address, facsimile number, or address as subsequently modified by written notice given in accordance with this <u>Section 13.1</u>.

13.2 <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

13.3 <u>Severability</u>. If any provision of this Agreement is held to be invalid by a court of competent jurisdiction, the court making the determination of invalidity must modify this Agreement to reduce the scope, duration, or area of the provision, to delete specific words or phrases, or to replace any invalid provision with a provision that is valid and that comes closest to expressing the intention of the invalid provision, and this Agreement is enforceable as so modified. Notwithstanding the foregoing, if such court determines that this Agreement as so modified materially reduces the rights or materially increases the obligations of a Party as compared with the rights and obligations that the Party would have had if the invalid provision had been valid, the adversely affected Party may terminate this Agreement without any liability to the other Parties by giving the other Parties notice to that effect within 30 days after such court's decision.

13.4   <u>Delays or Omissions</u>. No delay or omission to exercise any right, power, or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power, or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

[Signature pages follow]

The Parties have executed this Agreement as of the Effective Date.

NEXTSEED:

NextSeed Services LLC

By: _____
Name: Youngro Lee
Title: President

Date:

Notice Address:

3131 Eastside St, Ste 100
Houston, Texas 77098
Email: legal@nextseed.com

The Parties have executed this Agreement as of the Effective Date.

PURCHASER:

_____

ADDRESS:

DATE:

Exhibit A

Definitions

"***Advice***" is defined in <u>Section 8.2(d)</u>.

"***Affiliate***" means, with respect to a specified Person, (a) any Person directly or indirectly owning, controlling, or holding with power to vote, 50% or more of the outstanding voting securities or other ownership interests of the specified Person, (b) any Person 50% or more of whose outstanding voting securities or other ownership interests are directly or indirectly owned, controlled, or held with power to vote by the specified Person, (c) any Person directly or indirectly controlling, controlled by, or under common control with the specified Person, (d) in the case of a corporation, any officer or director of such corporation, (e) in the case of a partnership, any general partner of such partnership, (f) in the case of a limited liability company, any manager or managing member of such limited liability company, (g) any spouse, issue, parent, sibling, or lineal descendant of any individual described in clauses (a) through (f) above or any Person controlled by any of the foregoing individuals, or (h) any trust for the benefit of any individual described in clauses (a) through (f) above or for the benefit of any spouse, issue, parent, sibling, or lineal descendant of any individual described in clauses (a) through (f) above.

"***Agreement***" is defined in the preamble hereof.

"***Claims***" is defined in <u>Section 8.2(a)</u>.

"***Company***" is defined in the <u>Recital A</u>.

"***Company Liquidation Event***" means any of the following events:

       (a)   A liquidation, dissolution, or winding up of the Company; or

       (b)   A merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues units of its capital equity pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the units of capital equity of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for units of capital equity that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital equity of (A) the surviving or resulting company or (B) the parent company of the surviving or resulting company if such surviving or resulting company is a wholly-owned subsidiary of another company immediately following such merger or consolidation; provided, however, that, for the purposes of this definition, all of the units of common equity issuable upon an exercise of any options outstanding immediately prior to such merger or consolidation, or upon a conversion of convertible securities outstanding immediately prior to any merger or consolidation, are deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding units of common equity are converted or exchanged; or

(c)   The sale, lease, transfer, exclusive license, or other disposition, in a single transaction or series of substantially all the assets of the Company and its subsidiaries (taken as a whole), or the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries (taken as a whole) are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license, or other disposition is to a wholly-owned subsidiary of the Company.

"*Effective Date*" means, with respect to a given Party, the date set forth below such Party's name on such Party's signature page to this Agreement.

"*Liabilities*" is defined in Section 8.2(a).

"*Majority Interest*" means 50.01% of all Pro Rata Shares (excluding, for purposes of this calculation, any Purchasers who have a conflict of interest with respect the proposed transaction).

"*NextSeed*" is defined in the preamble hereof.

"*NextSeed Company*" means NextSeed and each of its Affiliates.

"*Notice Period*" is defined in Section 4.3.

"*Party*" and "*Parties*" is defined in the preamble hereof.

"*Person*" means an individual or a corporation, limited liability company, partnership, trust, estate, unincorporated organization, association, or other entity.

"*Purchaser*" means each Person (other than NextSeed or its successor appointee) executing a signature page to this Agreement.

"*Removal Majority Interest*" means 75% of all Pro Rata Shares.

"*Pro Rata Share*" means, with respect to a given Purchaser, the percentage obtained by the quotient of (i) the aggregate number of Securities held by such Purchaser divided by (ii) the aggregate number of Securities held by all Purchasers.

"*Securities*" is defined in Recital A.

"*Transfer*" means any sale, assignment, transfer, exchange, gift, mortgage, encumbrance, pledge, grant of a security interest, or other disposition, whether voluntarily or involuntarily by operation of law, whether or not for consideration.

***